EXHIBIT 99.1

NEWS RELEASE DATED JUNE 22, 2011

MILL CITY COMPLETES FIRST PHASE EXPLORATION AT
HAM, BLACK, ROSS & HOBO PROPERTIES, TOMBSTONE GOLD BELT

June 22, 2011 – Mill City Gold Corp. (TSX-V: MC, FWB: NJ6) ("Mill City" and/or the “Company”) is pleased to announce that first phase exploration has been completed at the Ham, Black, Ross and Hobo properties, located in the Tombstone Gold Belt between the former Brewery Creek gold mine and Ryan Gold’s Ida-Oro property.  A total of 264 soil samples and eight rock samples were collected during reconnaissance-scale prospecting and soil sampling traverses.  These four properties together with the Marny & Track properties comprise the Company’s Tombstone Gold project in which Mill City can earn a 100% interest from Strategic Metals Ltd. (TSX-V: SMD).

Although the properties are largely covered with thick vegetation, prospecting successfully identified a number of gossanous talus slopes, mainly on the Ham property which directly adjoins the Ida-Oro property.  Three samples, each composed of several rock chips from different parts of those gossans, yielded encouraging results.  Analyses yielded 107 to 207 ppb gold along with elevated values for gold pathfinder elements including silver, arsenic, bismuth, lead, antimony and tellurium.

The Company is awaiting results from the soil samples that were collected during the prospecting traverses.  Once those results are available, a second phase exploration program will be designed to systematically follow up the most promising results.

For additional information concerning Mill City Gold Corp. or its various exploration projects please visit the Company’s website at www.millcitygold.com or contact:

James R. Brown, President
Mill City Gold Corp.
T: 403-640-0110
jim.brown@millcitygold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE: This news release includes certain "forward-looking statements".  Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Mill City are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results to differ materially from those expected by Mill City are those risks described herein and from time to time, in the filings made by Mill City with Canadian securities regulators. Those filings can be found on the Internet at http://www.sedar.com.